UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 4, 2024

PONO CAPITAL THREE, INC.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41607	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

643 Ilalo Street, #102, Honolulu, Hawaii 96813

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (808) 892-6611

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one Class A Ordinary Share, and one Redeemable Warrant.	PTHRU	The Nasdaq Stock Market LLC
Class A Ordinary Share, $0.0001 par value per share	PTHR	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	PTHRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

On January 4, 2024, Pono Capital Three, Inc., a Cayman Islands exempted company (“Pono”) held an extraordinary general meeting of the shareholders (the “Meeting”), which was called to approve the proposals relating to the entry into and consummation of the Business Combination Agreement dated as of August 15, 2023 (as amended by that certain Business Combination Agreement Waiver, dated as of December 27, 2023) by and among Pono Three Merger Acquisitions Corp., a British Columbia company and wholly-owned subsidiary of Pono (“Merger Sub”) and Robinson Aircraft Ltd., d/b/a Horizon Aircraft (“Horizon”). Pursuant to the Business Combination Agreement, prior to the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), Pono will redomesticate as a British Columbia company, and at the Closing, Merger Sub will amalgamate (the “Amalgamation,” together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”) with Horizon (the resulting company, “Amalco”), with Amalco being the wholly-owned subsidiary of Pono. Following the Business Combination, Pono will be referred to herein as “New Pono.”

An aggregate of 13,863,275 ordinary shares of Pono that were entitled to vote as of the record date of November 22, 2023, were represented in person or by proxy at the Meeting. Accordingly, a quorum was present and the Meeting was lawfully convened for conducting the business to be presented at the Meeting.

Each of the proposals presented at the Meeting was approved, and the Business Combination is expected to be consummated as soon as practicable following the satisfaction or waiver of the remaining closing conditions described in the proxy statement for the Meeting, including the condition that the ordinary shares of New Pono will have been approved for listing on Nasdaq. Following the closing of the Business Combination, the ordinary shares of New Pono is expected to begin trading on the Nasdaq under the symbol “HOVR”.

In connection with the Meeting, shareholders holding 11,476,685 of Pono’s ordinary shares (the “Public Shares”) exercised their right to redeem their shares for a pro rata portion of the funds in Pono’s trust account (the “Trust Account”). The trustee of the Trust Account is calculating the final amount of the funds to be removed from the Trust Account in connection with such redemptions, but the current preliminary calculations are that approximately $121.9 million (approximately $10.62 per Public Share) will be removed from the Trust Account to pay such holders. Pono will amend this Form 8-K (or file a new Form 8-K) should the actual amounts materially differ from the foregoing estimated amounts.

Pono’s shareholders voted on the following proposals at the Meeting, each of which was approved:

(1) Proposal No. 1 — The SPAC Continuance Proposal — The approval of the SPAC Continuance Proposal required the affirmative vote of 66 2/3% of the votes cast by holders of Pono’s ordinary shares present in person or represented by proxy and entitled to vote at the Meeting. The following is a tabulation of the votes with respect to this proposal, which was approved by Pono’s shareholders:

For	Against	Abstain	Broker Non-Votes
12,361,511	1,142,436	359,328	n/a

(2) Proposal No. 2 — The Business Combination Proposal — The approval of the Business Combination Proposal required the affirmative vote of a majority of the votes cast by holders of Pono’s ordinary shares present in person or represented by proxy and entitled to vote at the Meeting. The following is a tabulation of the votes with respect to this proposal, which was approved by Pono’s shareholders:

For	Against	Abstain	Broker Non-Votes
12,842,335	922,751	98,189	n/a

(3) Proposal No. 3 — The Advisory Charter Proposals — The approval of each of the Advisory Charter Proposals, each of which was a non-binding advisory vote, required the affirmative vote of a majority of the votes cast by holders of Pono’s ordinary shares present in person or represented by proxy and entitled to vote at the Meeting. What follows are tabulations of the results of each of these proposals:

(A)	A proposal to change the name of Pono from “Pono Capital Three, Inc.” to “New Horizon Aircraft Ltd.”:

For	Against	Abstain	Broker Non-Votes
12,581,196	922,751	359,328	n/a

(B)	A proposal to remove and change certain provisions in the Pono Charter related to Pono’s status as a special purpose acquisition company:

For	Against	Abstain	Broker Non-Votes
12,581,196	922,751	359,328	n/a

(C)	A proposal to remove Pono’s ability to issue preferred shares consistent with common practices for British Columbia companies:

For	Against	Abstain	Broker Non-Votes
12,581,196	922,751	359,328	n/a

(D)	A proposal to authorize an unlimited number of Class A ordinary shares without par value and Class B ordinary shares without par value consistent with common practices for British Columbia companies:

For	Against	Abstain	Broker Non-Votes
12,581,196	922,751	359,328	n/a

(E)	A proposal to provide that the quorum required for shareholder meetings is a minimum of 33 ⅓% of shares entitled to vote thereon, consistent with common practices for British Columbia companies:

For	Against	Abstain	Broker Non-Votes
12,581,196	922,751	359,328	n/a

(F)	A proposal to provide that shareholders may remove a director by resolution of not less than ¾ of the votes entitled to vote thereon:

For	Against	Abstain	Broker Non-Votes
12,301,699	1,202,248	359,328	n/a

(G)	A proposal to provide that shareholder nominations for the board of directors must be given not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders, consistent with common practices for British Columbia companies:

For	Against	Abstain	Broker Non-Votes
12,301,699	1,202,248	359,328	n/a

(4) Proposal No. 4 — The Incentive Plan Proposal — The approval of the Incentive Plan Proposal required the affirmative vote of a majority of the votes cast by holders of Pono’s ordinary shares present in person or represented by proxy and entitled to vote at the Meeting. The following is a tabulation of the votes with respect to this proposal, which was approved by Pono’s shareholders:

For	Against	Abstain	Broker Non-Votes
12,082,013	1,421,934	359,328	n/a

(5) Proposal No. 5 — The Nasdaq Proposal — The approval of the Nasdaq Proposal required the affirmative vote of a majority of the votes cast by holders of Pono’s ordinary shares present in person or represented by proxy and entitled to vote at the Meeting. The following is a tabulation of the votes with respect to this proposal, which was approved by Pono’s shareholders:

For	Against	Abstain	Broker Non-Votes
12,361,511	1,142,436	359,328	n/a

(6) Proposal No. 6 — The Adjournment Proposal — Because Pono’s shareholders approved the SPAC Continuance Proposal, the Business Combination Proposal, the Advisory Charter Proposals, the Incentive Plan Proposal, and the Nasdaq Proposal, a sixth proposal to adjourn the Meeting for the purpose of soliciting additional proxies was not submitted to Pono’s shareholders for approval at the Meeting.

No other items were presented for shareholder approval at the Meeting.

Item 7.01 Regulation FD Disclosure.

On January 5, 2024, Pono will issue a press release regarding the matters discussed in Item 5.07, a copy of which is attached hereto as Exhibit 99.1.

The information in this Item 7.01 and in Exhibit 99.1 attached hereto is furnished pursuant to the rules and regulations of the SEC and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Cautionary Statement Regarding Forward-Looking Statements

The information in this Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that reflect Horizon’s and Pono’s current views with respect to, among other things, the future operations and financial performance of Horizon, Pono and the combined company. Forward-looking statements in this report may be identified by the use of words such as “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “foreseeable,” “future,” “intend,” “may,” “outlook,” “plan,” “potential,” “proposed” “predict,” “project,” “seek,” “should,” “target,” “trends,” “will,” “would” and similar terms and phrases. Forward-looking statements contained in this report include, but are not limited to, statements as to (i) expectations regarding the Business Combination, including timing for its consummation, (ii) anticipated use of proceeds from the transaction, (iii) Horizon’s and Pono’s expectations as to various operational results and market conditions, (iv) Horizon’s anticipated growth strategy, (v) financial condition and performance of Horizon and Pono, including the anticipated benefits, the implied enterprise value, the expected financial impacts of the Business Combination, (vi) the financial condition, liquidity, results of operations, the products, the expected future performance and market opportunities of Horizon, (vii) Horizon’s ability to develop, certify, and manufacture an aircraft that meets its performance expectations; (viii) successful completion of testing and certification of Horizon’s Cavorite X7 eVTOL; (ix) the targeted future production of Horizon’s Cavorite X7 aircraft, (x) anticipated benefits of the Business Combination, and (xi) expected listing of the combined company.

The forward-looking statements contained in this report are based on the current expectations of Horizon, Pono and their respective management and are subject to risks and uncertainties. No assurance can be given that future developments affecting Horizon, Pono or the combined company will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of Horizon and Pono. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that could cause actual results to differ may emerge from time to time, and it is not possible to predict all of them.

Such factors include, but are not limited to: the risk that the transaction may not be completed in a timely manner or at all; the failure to meet closing conditions; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement in respect of the transaction; failure to achieve sufficient cash available (taking into account all available financing sources) following any redemptions of Pono’s public shareholders; failure to meet relevant listing standards in connection with the consummation of the transaction; failure to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of the combined entity to maintain relationships with customers and suppliers and strategic alliance third parties, and to retain its management and key employees; potential litigation relating to the proposed transaction; unexpected costs and expenses related to the transaction; estimates of Horizon and the combined company’s financial performance being materially incorrect predictions; changes in general economic or political conditions; changes in the markets that Horizon targets or the combined company will target; any change in laws applicable to Pono or Horizon or any regulatory or judicial interpretation thereof; and other factors, risks and uncertainties, including those included under the heading “Risk Factors” in the definitive proxy statement/prospectus filed with the SEC on December 22, 2023, and other documents to be filed by Pono from time to time with the SEC. Horizon and Pono caution that the foregoing list of factors is not exhaustive. Any forward-looking statement made in this report speak only as of the date hereof. Plans, intentions or expectations disclosed in forward-looking statements may not be achieved and no one should place undue reliance on such forward-looking statements. Neither Horizon nor Pono undertake any obligation to update, revise or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are being filed herewith:

Description
99.1	Press Release, dated January 5, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PONO CAPITAL THREE, INC.

Date: January 5, 2024	By:	/s/ Davin Kazama
	Name:	Davin Kazama
	Title:	Chief Executive Officer